Exhibit 99.1

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces

Bozhong 19-6 Condensate Gas Field Pilot Area Development

Project Commences Production

(Hong Kong, October 22, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced that Bozhong 19-6 condensate gas field pilot area development project has safely commenced production.

Bozhong 19-6 condensate gas field pilot area development project is located in the central Bohai with an average water depth of approximately 23 meters. A new wellhead platform has been built and will fully utilize the existing processing facilities of Bozhong 13-1 oilfield. 8 development wells are planned for production, including 7 production wells and 1 water source well. The project is expected to reach its peak production of approximately 35.32 million cubic feet of natural gas and 5,720 barrels of condensate oil per day by the end of 2020.

CNOOC Limited holds 100% working interest in Bozhong 19-6 condensate gas field pilot area development project and acts as the operator.

Mr. Wang Dongjin, the Chairman of the Company said, “Commencement of production in Bozhong 19-6 condensate gas field pilot area development project has laid a solid foundation for the overall development later on and will provide low-carbon and safe energy for Bohai Rim Region. Focusing on large and medium-sized oil and gas fields, the Company will continue to innovate exploration and development ideas, enhance efforts in oil and gas exploration and development, obtain more new oil and gas discoveries, and ensure high-quality and sustainable development.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com